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03013395

SEC... ...OMMISSION *9*

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL RECEIVED FEB 19 2003 WASH. D.... PROCESSING SECTION

SEC FILE NUMBER
8- 51937

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/02_____ AND ENDING _____12/31/02_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Purisima*   *Purisima Securities, LLC*

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13100 Skyline Boulevard
(No. and Street)

Woodside   California   94062
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Teufel   (650) 851-3334
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker
(Name — if individual, state last, first, middle name)

1818 Market Street, Suite 2400   Philadelphia,   PA   19103
(Address)   (City)   (State)   Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Andrew Teufel__ , swear (or affirm) that, to th
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm o

__Purisima Securities, LLC__ , as o

__December 31__ , __2002__, are true and correct. I further swear (or affirm) that neither the compan;
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that o
a customer, except as follows:

_____

_____

_____

_____
Signature

_____
President
Title

_____
Notary Public

> DEBORRAH A. CHANG
> Commission # 1218259
> Notary Public - California
> San Mateo County
> My Comm. Expires May 31, 2003

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Auditors' Report On Internal Cotrol.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TAIT, WELLER & BAKER
Certified Public Accountants

PURISIMA SECURITIES, LLC

ANNUAL AUDITED REPORT

FORM X-17A-5

DECEMBER 31, 2002

TAIT, WELLER & BAKER
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members
Purisima Securities, LLC
Woodside, California

We have audited the accompanying statement of financial condition of Purisima Securities, LLC as of December 31, 2002, and the related statements of income (loss), changes in ownership equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Purisima Securities, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Pages 3, 4, 6 and 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Tait, Weller & Baker

Philadelphia, Pennsylvania
January 20, 2003

BROKER OR DEALER	Purisima Securities, LLC	N 3				100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND
CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) **12/31/02** | 99

SEC FILE NO. **8-51937** | 98

ASSETS

Consolidated | 198
Unconsolidated X | 199

	Allowable		Non-Allowable		Total	
1. Cash	$ 22,762	200			$ 22,762	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $		130				
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $		150				
B. Other securities $		160				
7. Secured demand notes:		470		640		890
market value of collateral:						
A. Exempted securities $		170				
B. Other securities $		180				
8. Memberships in exchanges:						
A. Owned, at market $		190				
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535	15,076	735	15,076	930
12. TOTAL ASSETS	$ 22,762	540	$ 15,076	740	$ 37,838	940

OMIT PENNIES

See notes to financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   Purisima Securities, LLC   as of 12/31/02

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] ▼13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	▼10 [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] ▼12	[1390] ▼14	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders ▼9 $ [970]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]			
B. Securities borrowings, at market value:		[1410]	[1720]
from outsiders $ [990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
1. from outsiders $ [1000]			
2. -Includes equity subordination (15c3-1 (d)) of .... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ NONE [1230]	$ NONE [1450]	$ NONE [1760]

Ownership Equity

21. Sole proprietorship	▼15 $	[1770]
22. Partnership (limited partners ▼11 $ [1020])		[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock	40,000	[1792]
C. Additional paid-in capital	165,000	[1793]
D. Retained earnings	(167,162)	[1794]
E. Total		[1795]
F. Less capital stock in treasury	▼16 ( )	[1796]
24. TOTAL OWNERSHIP EQUITY	$ 37,838	[1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 37,838	[1810]

OMIT PENNIES

See notes to financial statements

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Purisima Securities, LLC	as of	12/31/02

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition	$ 37,838		3480
2. Deduct ownership equity not allowable for Net Capital	₁₉ (	)	3490
3. Total ownership equity qualified for Net Capital	37,838		3500
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			3520
B. Other (deductions) or allowable credits (List)			3525
5. Total capital and allowable subordinated liabilities	$ 37,838		3530
6. Deductions and/or charges:			
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 15,076	3540	
B. Secured demand note deficiency		3590	
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600	
D. Other deductions and/or charges		3610	(15,076) 3620
7. Other additions and/or allowable credits (List)			3630
8. Net capital before haircuts on securities positions		$ 22,762	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):			
A. Contractual securities commitments	$	3660	
B. Subordinated securities borrowings		3670	
C. Trading and investment securities:			
1. Exempted securities		3735	
2. Debt securities		3733	
3. Options		3730	
4. Other securities		3734	
D. Undue Concentration		3650	
E. Other (List)		3736	( ) 3740
10. Net Capital		$ 22,762	3750

OMIT PENNIES

The audited net capital computation above is the same as the unaudited net capital previously filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Purisima Securities,LLC	as of 12/31/02

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	0	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement			
	of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14.	Excess net capital (line 10 less 13)	$	17,762	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19) .... ₂₂ $		22,762	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition...	$	0	3790
17.	Add:			
	A. Drafts for immediate credit...................................... ₇₁ $	3800		
	B. Market value of securities borrowed for which no equivalent			
	value is paid or credited .... $	3810		
	C. Other unrecorded amounts (List)................................... $	3820	$	3830
19.	Total aggregate indebtedness	$	0	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)...........................	%	0	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%	N/A	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) .... ₂₃ $			3880
24.	Net capital requirement (greater of line 22 or 23)	$		3760
25.	Excess net capital (line 10 less 24)	$		3910
26.	Net capital in excess of:			
	5% of combined aggregate debit items or $120,000	$	N/A	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

3/83   See notes to financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Purisima Securities, LLC

For the period (MMDDYY) from `01/01/02` |3932| to `12/31/02` |3933|

Number of months included in this statement `12` |3931|

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange .... $ _____ |3935|
   b. Commissions on listed option transactions .... _____ |3938|
   c. All other securities commissions .... _____ |3939|
   d. Total securities commissions .... _____ |3940|
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange .... _____ |3945|
   b. From all other trading .... _____ |3949|
   c. Total gain (loss) .... _____ |3950|
3. Gains or losses on firm securities investment accounts .... _____ |3952|
4. Profit (loss) from underwriting and selling groups .... _____ |3955|
5. Revenue from sale of investment company shares .... _____ |3970|
6. Commodities revenue .... _____ |3990|
7. Fees for account supervision, investment advisory and administrative services .... _____ |3975|
8. Other revenue .... 176 |3995|
9. Total revenue .... $ 176 |4030|

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers .... $ _____ |4120|
11. Other employee compensation and benefits .... _____ |4115|
12. Commissions paid to other broker-dealers .... _____ |4140|
13. Interest expense .... _____ |4075|
    a. Includes interest on accounts subject to subordination agreements .... _____ |4070|
14. Regulatory fees and expenses .... 53,379 |4195|
15. Other expenses .... _____ |4100|
16. Total expenses .... $ 53,379 |4200|

NET INCOME

17. Net income (loss) before Federal Income taxes and items below (Item 9 less Item 16) .... $ (53,203) |4210|
18. Provision for Federal income taxes (for parent only) .... _____ |4220|
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... _____ |4222|
    a. After Federal income taxes of .... _____ |4238|
20. Extraordinary gains (losses) .... _____ |4224|
    a. After Federal income taxes of .... _____ |4239|
21. Cumulative effect of changes in accounting principles .... _____ |4225|
22. Net income (loss) after Federal income taxes and extraordinary items .... $ (53,203) |4230|

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items .... $ N/A |4211|

See notes to financial statements

3/78

Page 5

BROKER OR DEALER	Purisima Securities, LLC

For the period (MMDDYY) from __01/01/02__ to __12/31/02__

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period... $		36,041	4240
A. Net income (loss)...		(53,203)	4250
B. Additions (Includes non-conforming capital of .... ▼ $	4262)	55,000	4260
C. Deductions (Includes non-conforming capital of .... $	4272)		4270
2. Balance, end of period (From item 1800) .... $		37,838	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period ....▼ $	N/A	4300
A. Increases		4310
B. Decreases...		4320
4. Balance, end of period (From item 3520).. $	N/A	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Purisima Securities, LLC	as of	12/31/02

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 ....($5,000)..................................... X | 4550 |

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... | 4560 |

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm | 4335 | | 4570 |

D. (k) (3)—Exempted by order of the Commission .... | 4580 |

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ N/A | 4699 |

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1.   Equity Capital
2.   Subordinated Liabilities
3.   Accruals
4.   15c3-1(c)(2)(iv) Liabilities

See notes to financial statements

3/78

PURISIMA SECURITIES, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$(53,203)
Adjustments to reconcile net loss to net cash used for operating activities	
Changes in current assets and liabilities	
Prepaid expenses	6,955
Net cash used for operating activities	(46,248)
Cash flows from financing activities	
Capital contributions by members	55,000
Net cash provided by financing activities	55,000
Net decrease in cash	8,752
Cash	
Beginning of year	14,010
End of year	$ 22,762

PURISIMA SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Purisima Securities, LLC (the *"Company"*) is a California limited liability company.

INCOME TAXES

The Company has elected to be taxed as a limited liability company for federal and state purposes. Under these elections, income taxes on net earnings of the Company are payable personally by the members.

(2) REGULATORY REQUIREMENTS

The Company is exempt from the provisions of Rule 15c-3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) in that all transactions would be limited to the purchase, sale and redemption of shares of a registered investment company; it does not hold funds or securities for customers; and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002 the Company had net capital of $22,762, and net capital requirements of $5,000. The percentage of aggregate indebtedness to net capital was 0%.

TAIT, WELLER & BAKER
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
Purisima Securities, LLC
Woodside, California

In planning and performing our audit of the financial statements of Purisima Securities, LLC (the *"Company"*) for the year ended December 31, 2002, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and is not intended to be and should not be used by anyone other than these specified parties.

Tait, Weller & Baker

Philadelphia, Pennsylvania
January 20, 2003